Exhibit 99.1

Press Release 02 October 2019 07:00 am CEDT

Celyad to Present Update on mCRC Clinical

Program at the 2019 SITC Annual Meeting

•	Poster presentations to highlight allogeneic and autologous NKG2D-based CAR-T therapies for the treatment of advanced metastatic colorectal (mCRC) cancers

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced that clinical data on the company’s pipeline of candidates will be presented at the 34th Annual Meeting of the Society for Immunotherapy of Cancer (SITC) being held November 6-10, 2019, in Washington, D.C.

“SITC 2019 remains an important avenue for us to provide updated results of our clinical programs in metastatic colorectal cancer, and in particular, data from the industry’s first trial investigating an ‘off-the-shelf,’ non-gene edited allogeneic CAR-T candidate for the treatment of solid tumors,” commented Dr. Frédéric Lehmann, VP of Clinical Development & Medical Affairs at Celyad. “In addition, disclosing clinical and scientific data from the SHRINK and alloSHRINK dose-escalation Phase 1 trials in parallel will allow the comparison of results obtained with an autologous CAR-T and its equivalent allogeneic version. As such, this comparison highlights our efforts to understand analytical development in CAR-T space and our ongoing mission to get this much-needed therapy to people living with this deadly cancer, for which there are few treatment options”.

Poster Details:

Abstract P147:	Effect of chemotherapy on cellular kinetics of NKG2D-based CAR T-cells in metastatic colorectal cancer patients.

Date & Time:	November 8, 7:00 am. – 8:00 p.m.

Abstract P330:	Results from the completed dose-escalation of the alloSHRINK phase I study evaluating the allogeneic NKG2D-based CAR T-cell therapy CYAD-101 in metastatic colorectal cancer patients

Date & Time:	November 9, 7:00 am. – 8:30 p.m. EDT

Abstract P331:	Results from the completed dose-escalation phase I SHRINK study evaluating the autologous NKG2D-based CAR T-cell therapy CYAD-01 in metastatic colorectal cancer patients

Date & Time:	November 8, 7:00 am. – 8:00 p.m. EDT

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Press Release 02 October 2019 07:00 am CEDT

Background on SHRINK and alloSHRINK Trials

SHRINK is an open-label, dose-escalation Phase 1 trial assessing the safety and activity of CYAD-01 administered concurrently with FOLFOX chemotherapy in patients with metastatic colorectal cancer (mCRC). Patients will receive six cycles of FOLFOX (combination of 5-fluorouracil, leucovorin and oxaliplatin) chemotherapy every two weeks and three administrations of CYAD-01 every two weeks.

alloSHRINK is an open-label, dose-escalation Phase 1 trial assessing the safety and clinical activity of CYAD-101 administered concurrently with FOLFOX chemotherapy in patients with refractory mCRC. Similar to the SHRINK trial for CYAD-01, patients will receive six cycles of FOLFOX chemotherapy every two weeks and three administrations of CYAD-101 every two weeks.

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based product candidates and utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. The company’s lead clinical candidate, CYAD-01, an autologous NKG2D-based CAR-T therapy, is currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity for the treatment of hematological malignancies, such as acute myeloid leukemia, and solid cancers, such as metastatic colorectal cancer. Celyad is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with metastatic colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad Filippo Petti, Chief Executive Officer – investors@celyad.com Anne Moore, Vice President Corporate Strategy – T: +32(0) 10 39 41 87 – communications@celyad.com
For Europe: Ulysse Communication Bruno Arabian – T.: +33 (0)6 87 88 47 26 – barabian@ulysse-communication.com
U.S.: LifeSci Advisors Investor Relations: Daniel Ferry – T.: +1 (617) 535 7746 – daniel@lifesciadvisors.com Public Relations: Sara Zelkovic – T.: +1 (646) 876 4933 – sara@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding: the safety and clinical activity of CYAD-01, CYAD-101 and CYAD-02; statements regarding the ongoing and planned clinical development of CYAD-01, CYAD-101 and CYAD-02, including the timing of trials, enrolment, data readouts and presentations; the clinical and commercial potential of CYAD-01, CYAD-101 and CYAD-02; and our mAb manufacturing processes. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01, CYAD-101 and CYAD-02 drug product candidates. Our therapeutic candidates manufactured using our OptimAb process have not yet been evaluated in clinical trials. Prior clinical and preclinical results may not be repeated or observed in ongoing or future clinical studies involving the CYAD-01 and CYAD-101 drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing,

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Press Release 02 October 2019 07:00 am CEDT

progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our OptimAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01, CYAD-101 and CYAD-02 in the United States and Europe and subsequent commercial success of CYAD-01, CYAD-101 and CYAD-02, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 5, 2019 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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